CUSIP No. 12482W101
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 6)*

cbdMD, Inc.
(Name of Issuer)

common stock
(Title of Class of Securities)

12482W101
(CUSIP Number)

Mr. R. Scott Coffman c/o 8845 Red Oak Boulevard Charlotte, NC 28217 (704) 445-3060
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 12482W101

(1)	NAMES OF REPORTING PERSONS
R. Scott Coffman

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)	☐
(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (see instructions)
WC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
13,126,819 shares

	(8)	SHARED VOTING POWER
0 shares

	(9)	SOLE DISPOSITIVE POWER
15,999,007 shares

	(10)	SHARED DISPOSITIVE POWER
0 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,092,341 shares (1)

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

(13)	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.6% (2)

(14)	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Represents (a) outstanding shares of the Issuer’s common stock over which the Reporting Person has dispositive control, and (b) 93,334 shares of the Issuer’s common stock underlying vested stock options. See Item 5.
(2)
Based on 58,271,720 shares of common stock outstanding as of December 28, 2021.

Item 1.        Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share, of cbdMD, Inc., a North Carolina corporation (the “Issuer”). The Issuer's principal executive offices are located at 8845 Red Oak Boulevard, Charlotte, NC 28217.

Item 2.        Identity and Background.

The Reporting Person is R. Scott Coffman. The Reporting Person's business address is 8845 Red Oak Boulevard, Charlotte, NC 28217. The Reporting Person is a member of the Board of Directors and co-Chief Executive Officer and President of the Issuer.

During the past five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was the Reporting Person a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a U.S. citizen.

Item 3.        Source and Amount of Funds or Other Consideration.

Working capital of the Reporting Person.

Item 4.        Purpose of Transaction.

All of the Issuer’s securities owned by the Reporting Person were acquired for investment purposes only and are being held as a long-term investments. The Reporting Person does not have any current plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j) of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

The number of outstanding shares of the Issuer's common stock beneficially owned by the Reporting Person includes:

●
3,684,000 shares held of record by Edge of Business, LLC (“Edge of Business”);
●
12,315,007 shares held of record by the Coffman Family Office, LLC (“Coffman Family Office”); and
●
93,334 shares underlying vested stock options with an exercise price of $3.15 per share.

The Reporting Person has voting and dispositive control over securities owned of record by Edge of Business. Coffman Management, LLC (“Coffman Management”) is the Manager of Coffman Family Office and the Reporting Person is the Manager of Coffman Management. Except as set forth in this Item 5, the Reporting Person has voting and dispositive control over securities owned of record by Coffman Family Office. The Reporting Person disclaims beneficial ownership of the securities held of record by each of these entities except to the extent of his pecuniary interest therein.

Of the 12,315,007 shares of common stock held of record by Coffman Family Office, the Reporting Person has the sole power to vote 9,442,819 shares. The balance of 2,872,188 shares are subject to the terms of a Voting Trust Agreement dated February 26, 2020 between the Issuer and Coffman Family Office pursuant to which until such time as the unrestricted voting rights to these shares have vested, the voting rights to such shares are held by the independent chairman of the Audit Committee of the Issuer’s board of directors who will vote such shares on any matter brought before the Issuer’s shareholders in accordance with the recommendation of its board of directors. The voting rights to the 2,872,188 shares vest in equal amounts on each of June 20, 2022 and December 20, 2023.

The number of outstanding shares of the Issuer’s common stock beneficially owned by the Reporting Person excludes:

●
46,666 shares of common stock underlying unvested stock options; and
●
Earnout Rights to up to an additional 3,440,994 shares of the Issuer’s common stock.

Included in the total number of shares of the Issuer’s common stock beneficially owned by the Reporting Person are 306,397 shares of common stock acquired on December 28, 2021. For additional information on this transactions and the Earnout Rights, please see the Form 4 filed by the Reporting Person with the Securities and Exchange Commission on December 28, 2021.

Item 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information appearing in Item 5 is incorporated by reference into this Item 6.

Item 7.      Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 30, 2021	/s/ R. Scott Coffman
R. Scott Coffman